November 24, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attn:                    William H. Thompson, Accounting Branch Chief

Donna Di Silvio, Staff Accountant

Re:                             Planet Payment, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 11, 2015

Form 10-Q for the Quarterly Period Ended June 30, 2015

Filed August 4, 2015

File No. 1-35699

Ladies and Gentlemen:

This letter is being furnished on behalf of Planet Payment, Inc. (the “Company”) in response to comments contained in the letter dated October 29, 2015 (the “Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Raymond D’Aponte, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 that was filed with the Commission on March 11, 2015 (the “Form 10-K”) and the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2015 that was filed with the Commission on August 4, 2015 (the “Form 10-Q”).

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized, and, unless otherwise indicated, all page references in the Company’s response are to the Form 10-K and the Form 10-Q as applicable.  The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment.  The Company has acknowledged to us that it is responsible for the adequacy and accuracy of the disclosures made in the Form 10-K filing and the Form 10-Q filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing or the Form 10-Q filing, it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States and it has authorized this firm to respond to the Letter as follows:

Form 10-K for Fiscal Year Ended December 31, 2014

Item 1. Business

Anti-money laundering laws, page 21

1.                                      In your May 23, 2012 letter to us you described contacts with Syria. You disclose in the 10-K that due to the complexity of the payments systems in which its customers participate, such as MasterCard and Visa, it is possible that your computer systems may be used in the processing of transactions involving countries or parties subject to OFAC-administered sanctions. You also disclose that you interconnect with American Express. In publicly available correspondence with the staff last year, Visa and American Express described contacts with Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your May 23, 2012 letter to us, whether through subsidiaries, affiliates, or other direct or indirect arrangements. You should describe any payment processing services, other services or technology you have provided relating to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

RESPONSE:             The Company respectfully advises the Staff that, to the best of its knowledge, neither the Company nor any of its subsidiaries or affiliates has had any direct or indirect contacts with Sudan or Syria since the Company’s May 23, 2012 letter, including contacts relating to payment processing, other services, transfers of technology, or other forms of commercial agreements or arrangements.  The Company further advises the Staff that it is aware of applicable U.S. sanctions and export controls and does not anticipate having any future contacts with Sudan or Syria unless in compliance with such laws.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies and estimates, page 58

2.                                      In future filings please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. For example, if reasonably likely changes in assumptions would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350. In your response, please show us what your revised disclosure would look like.

RESPONSE:             The Company respectively advises the Staff of the following revisions to certain of our critical accounting policies and estimates to be included in the Planet Payment, Inc. 2015 Annual Report on Form 10-K assuming no material changes to our critical accounting policies subsequent to the date of this letter and the completion of our 2015 financial statement audit.  All other critical accounting policies will remain unchanged as the Company has determined that there are not significant judgments that need to be highlighted.

Income Taxes

Management is required to make estimates related to our income tax provision in each of the jurisdictions in which we operate.  This process involves estimating our current tax exposures, as well as making judgments regarding the recoverability of deferred tax assets in each jurisdiction.  Deferred tax assets and liabilities reflect the tax effects of losses, credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and the extent management believes that recovery is not likely, a valuation allowance must be established.  To the extent management establishes a valuation allowance or increases this allowance in a period an increase to expense within the provision for income taxes in the consolidated statements of income may result.

We have recorded a valuation allowance of $XX.X million and $28.5 million, as of December 31, 2015 and 2014, respectively, due to uncertainties related to our ability to utilize some of the deferred tax assets, primarily consisting of net operating losses carried forward.  The valuation allowance is based on management’s current estimates of taxable income for the jurisdictions in which we operate and the period over which the deferred tax assets are recoverable.  In the event that actual results differ from these estimates, or these estimates are adjusted in future periods, an additional valuation allowance may need to be established, which would increase the tax provision, lower income and impact our financial position.  Should realization of these deferred tax assets for which a valuation allowance has been provided occur, the provision for income taxes may decrease, raising income and positively impacting our financial position.

Our policy is to recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position.  The tax benefits recognized in the financial statements on a particular tax position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.  The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax law, new regulations or interpretations by the tax authorities, new information obtained during a tax examination, or resolution of an examination.  We recognize both accrued interest and penalties, where appropriate, related to unrecognized tax benefits in income tax expense.  Our overall effective tax rate is subject to fluctuations because of changes in the geographic mix of earnings, changes to statutory tax rates and tax laws, and because of the impact of various tax audits and assessments, as well as generation of tax credits.

Goodwill, intangibles and long-lived assets

Goodwill represents the excess of the cost over the fair value of net tangible and identified intangible assets of acquired businesses.  Goodwill amounts are assigned to reporting units at the time of acquisition and are adjusted for any subsequent significant transfers of business between reporting units.  We assess the impairment of goodwill annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  We perform the impairment tests of goodwill at our reporting unit level, which is one level below our operating segments.  The goodwill impairment test consists of a two-step process.  The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit to its carrying value, including goodwill.  If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is not required.  The second step, if required, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The fair value of a reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal to that excess.

We use a projected discounted cash flow model to determine the fair value of a reporting unit. This discounted cash flow method for determining goodwill may be different from the fair value that would result from an actual transaction between a willing buyer and a willing seller. Projections such as discounted cash flow models are inherently uncertain and accordingly, actual future cash flows may differ materially from projected cash flows. Management judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margins, future capital expenditures, working capital needs, expected foreign currency rates, discount rates and terminal values.  The discount rates used are compiled using independent sources, current trends in similar businesses and other observable market data. Changes to these rates might result in a change in the valuation and determination of the recoverability of goodwill. For example, an increase in the discount rate used to discount cash flows will decrease the computed fair value.  Our impairment tests resulted in excessive fair value over book value ranging from XX% to XX% for our reporting unit.  In order to estimate the fair value of goodwill, we may engage a third party to assist management with the valuation.

To validate the reasonableness of the reporting unit fair values, we reconcile the aggregate fair values of the reporting units to the enterprise market capitalization. In performing the reconciliation we may, depending on the volatility of the market value of our stock price, use either the stock price on the valuation date or the average stock price over a range of dates around the valuation date.

The entire goodwill balance as of December 31, 2015 is attributable to the acquisition of BPS.  We did not record any impairment of goodwill for the three years ended December 31, 2015.

We evaluate long-lived assets, including property and equipment, capitalized software and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be separately identified. Long-lived asset impairments are assessed whenever changes in circumstances could indicate that the carrying amounts of those productive assets exceed their projected undiscounted cash flows. When it is determined that impairment exists, the related asset group is written down to its estimated fair market value. The determination of future cash flows and the estimated fair value of long-lived assets, involve significant estimates on the part of management. In order to estimate the fair value of a long-lived asset, we may engage a third party to assist management with the valuation. We did not record any impairment of long-lived assets for the three years ended December 31, 2015.

Our process for assessing potential triggering events may include, but is not limited to, analysis of the following:

• any sustained decline in our stock price below book value;

• results of our goodwill impairment test;

• sales and operating trends affecting products and groupings;

• the impact of current and future operating results;

• any losses of key acquired customer relationships; and

• changes to or obsolescence of acquired technology, data, and trademarks.

We also evaluate the remaining useful life of our long-lived assets on a periodic basis to determine whether events or circumstances warrant a revision to the remaining estimated amortization period.

Stock-based compensation expense and assumptions

Except for the change noted below, all other stock-based assumptions will remain unchanged as the Company has determined that there are not significant judgments that need to be highlighted.

Expected stock price volatility

We estimate its expected volatility using a time-weighted average of its historical volatility in combination with the historical volatility of similar entities whose common shares are publicly traded.  For every 5% increase or decrease in expected stock price volatility total stock-based compensation expense for each grant in 2015 would have changed by XX.

Deferred IPO costs

This will be removed from the Planet Payment, Inc. 2015 Annual Report on Form 10-K as it is no longer applicable.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 80

3.                                      Please tell us what consideration you gave to separately reporting restricted cash held on behalf of automated clearing houses from restricted cash held by processing partners and security deposits held on behalf of directly acquired merchants from other security deposits and other assets on the face of the balance sheet or in the notes to financial statements to facilitate an understanding of cash flows presented in the statement of cash flows.

RESPONSE:             The Company respectfully advises the Staff that separately reporting restricted cash held on behalf of automated clearing houses from restricted cash held by processing partners and security deposits held on behalf of directly acquired merchants on the face of the balance sheet or in the notes to financial statements is not deemed a material financial metric that would meaningfully aid a reader of the Company’s financial statements as to the Company’s operations and cash flows as all amounts are clearly classified as restricted cash and not available to fund the Company’s operations other than to settle cash temporarily held on behalf of our processing merchants.

The Company further respectfully advises the Staff that other security deposits and other assets are already classified separately on the Company’s consolidated balance sheet.

Notes to Consolidated Financial Statements

17. Segment Information, page 115

4.                                      Please explain to us why you exclude the expenses of running your platform infrastructure from segment gross profit measure. In addition, please revise to reconcile the total of the reportable segments’ gross profit to consolidated gross profit and income before income taxes as required by ASC 280-10-50-30b.

RESPONSE:             The Company respectfully advises the Staff that the expense of running the platform infrastructure is excluded from segment gross profit measure as the Company’s chief operating decision maker evaluates performance and allocates resources based on revenue and an adjusted gross profit measure that excludes platform infrastructure expenses.  The Company further respectfully advises the Staff that the Company does not produce any reporting that allocates the expense of running the platform infrastructure to its segments.

In response to the Staff’s comment, the Company has reconciled the total of the reportable segments’ gross profit to consolidated gross profit and income before income taxes in accordance with ASC 280-10-50-30b in its recently filed 10-Q.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Exhibit 31.1 and 31.2

5.                                      We note your Form 10-K for fiscal year ended December 31, 2014 contains management’s internal control report as required by Item 308(a) of Regulation S-K. As such, the certifications should include the introductory language in paragraph 4 and paragraph 4(b) that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting in order to conform exactly to the certification requirements outlined in Item 601(b)(31)(i) of Regulation S-K. Please file an amendment to include currently dated and signed certifications that include the language required by Item 601(b)(31)(i) of Regulation S-K. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2015.

RESPONSE:             The Company is simultaneously filing amendments to its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2015 and March 31, 2015, each containing the properly-worded certifications.

If you require additional information, please telephone the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan, Esq.

cc:                                Raymond D’Aponte, Planet Payment, Inc.

David R. Fishkin, Planet Payment, Inc.